SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                                ABC FUNDING, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   000640 10 2
                                   -----------
                                 (CUSIP NUMBER)

                                   Alan Gaines
                                Steve Barrenechea
                              Energy Venture, Inc.
                               c/o Vince J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 9 Pages

CUSIP No. 000640 10 2                  13D                     Page 2 of 9 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Energy Ventures, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,468,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,468,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,468,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     9,468,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,468,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      94.68%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
      ** Based upon 10,000,000 shares of Issuer's Common Stock issued and outstanding as of February 14, 2006, as reported on Issuer's latest quarterly report on Form 10-QSB file with the Commission on February 17, 2006.

CUSIP No. 000640 10 2                  13D                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alan Gaines
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,468,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     9,468,000*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,468,000 shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      94.68%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
      * Beneficially held by Energy Venture, Inc. ("Energy Venture") and either of Alan Gaines and Steve Barrenechea by reason of their control of Energy Venture, which they serve as directors and executive officers and in which Mr. Gaines owns a majority of the issued and outstanding common stock.
      ** Based upon 10,000,000 shares of Issuer's Common Stock issued and outstanding as of February 14, 2006, as reported on Issuer's latest quarterly report on Form 10-QSB file with the Commission on February 17, 2006.

CUSIP No. 000640 10 2                  13D                     Page 4 of 9 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steve Barrenechea
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,468,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     9,468,000*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,468,000 shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      94.68%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
      * Beneficially held by Energy Venture, Inc. ("Energy Venture") and either of Alan Gaines and Steve Barrenechea by reason of their control of Energy Venture, in which they serve as directors and executive officers and in which Mr. Gaines owns a majority of its issued and outstanding common stock.
      ** Based upon 10,000,000 shares of Issuer's Common Stock issued and outstanding as of February 14, 2006, as reported on Issuer's latest quarterly report on Form 10-QSB file with the Commission on February 17, 2006.

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of ABC Funding, Inc., a Nevada corporation (the "Company"), with its principal executive offices at 9160 South 300 West, Sandy, UT 84070.

Item 2. Identity and Background

            (a) Energy Venture, Inc., a Delaware corporation ("Energy Venture"), as Reporting Person.

            (b) The current business address of the Company is c/o Eaton & Van Winkle, LLP, 3 Park Avenue, New York, New York 10016.

            (c) Energy Venture was organized by Alan Gaines, its founder and Chief Executive Officer, with a view towards exploiting opportunities in the oil and natural gas industry. Toward this end, Energy Venture raised capital through a private offering of its securities in March 2006 for the specific purpose of acquiring a publicly traded company as a vehicle to seek opportunities (subject to restrictions) in certain sectors of the oil industry including, but not limited to, the acquisition of producing or non-producing properties, oilfield services and/or the purchase of midstream assets (the "Oil & Gas Business). Following the Purchase Transaction (defined in Item 3 below) by which Energy Venture shall have acquired a controlling interest in the Company, it will be the intention of Company's new management to engage in the Oil & Gas Business.

            (d) Energy Venture has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Energy Venture has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (a) Alan Gaines ("Gaines"), as Reporting Person.

            (b) Gaines has a business address c/o Eaton & Van Winkle LLP, 3 Park Avenue, New York, NY 10016.

            (c) Gaines is a director and executive officer of Energy Venture and, upon completion of the Purchase Transaction (as defined in Item 3 below), will be a director and executive officer of the Company. Gaines also serves as a director and executive officer of Dune Energy, Inc. and Baseline Oil & Gas Corp., publicly traded companies engaged in the Oil & Gas Business. Gaines also serves as President and Chief Executive Officer of Proton Capital LLC, a privately held merchant and investment banking firm.


                               Page 5 of 9 Pages

            (d) Gaines has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Gaines has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Gaines is a citizen of the United States.

            (a) Steve Barrenechea ("Barrenechea"), as Reporting Person.

            (b) Barrenechea has a business address c/o Eaton & Van Winkle LLP, 3 Park Avenue, New York, NY 10016.

            (c) Barrenechea is a director and executive officer of Energy Venture and, upon completion of the Purchase Transaction (as defined in Item 3 below), will be a director of the Company. Barrenechea also serves as a director of Dune Energy, Inc., a publicly traded company engaged in the Oil & Gas Business. Barrenechea also is Chief Operating Officer of Coast to Coast Catering Company, an upscale catering service.

            (d) Barrenechea has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Barrenechea has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Barrenechea is a citizen of the United States.

Item 3. Source and Amount of Funds

      On April 17, 2006, Energy Venture executed that certain stock purchase agreement dated as of April 3, 2006 among Energy Venture and the selling stockholders of the Company named therein, the form of which is attached as Exhibit B hereto, whereby Energy Venture agreed to acquire an aggregate of 9,468,000 shares of the Common Stock for an aggregate purchase price of $500,000 (the "Purchase Transaction").

      The source of the funds by which Energy Venture shall purchase the Common Stock is a portion of those gross proceeds, in the aggregate sum of $1,445,925 received by Energy Venture in connection with the private placement of 10% Convertible Promissory Notes and equity securities pursuant to that Confidential Offering Memorandum dated March 1, 2006.


                               Page 6 of 9 Pages

Item 4. Purpose of Transaction

      The purpose of the Purchase Transaction was to acquire a controlling interest in the Company from the Company's selling stockholders and, together with such change of control, effect a change in the board and management of the Company by providing for Gaines and Barrenechea to become directors and Gaines to become the Chief Executive Officer of the Company. The Common Stock to be acquired in the Purchase Transaction, totaling 9,468,000 shares of the Company's common stock, constitutes approximately 94.68% of the issued and outstanding shares of the Company. As reported by the Company in that information statement filed with the Commission under Section 14(f) of the Act on April 13, 2006, upon the completion of the Purchase Transaction (subject to the applicable 10-day waiting period required under Rule 14(f)-1), Gaines and Barrenechea shall replace the existing directors of the Company.

Item 5. Interest in Securities of the Issuer

            (a) For purposes of Items 11 and 13 of the cover page for each Reporting Person, Gaines and Barrenechea are deemed to own the shares of Common Stock held in the name of Energy Venture by reason of their control of Energy Venture as directors and executive officers and also as majority stockholder in the case of Gaines; however, neither Gaines nor Barrenechea, individually, is deemed to own the shares of Common Stock held by the other individual.

            (b) For purposes of Items 7, 8, 9 and 10 of the cover page for each Reporting Person, Energy Venture has the sole power to vote or dispose of all shares of Common Stock and each of Gaines and Barrenechea has shared power to direct the vote or disposition of all shares of Common Stock held in the name of Energy Venture.

            (c) Other than the Purchase Transaction described in this Schedule 13D, none of the Reporting Persons has effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) Unknown

            (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Under the Purchase Transaction, at the closing (subject to the applicable waiting period required under Rule 14(f)-1 promulgated by the Commission under the Act), Gaines shall become a director and the Chief Executive Officer of the Company and Barrenechea shall become a director and Secretary of the Company.


                               Page 7 of 9 Pages

      In addition to the foregoing, each of (i) Gaines and Barrenechea, by reason of their control of Energy Venture as directors and executive officers and as majority stockholder in the case of Gaines, and (ii) Energy Venture shall also be deemed to control the Company.

Item 7. Material to be filed as Exhibits

  Exhibit No.     Exhibit
  -----------     -------

      A           Joint Acquisition Statement pursuant to Rule 13d-1(k)(1)

      B Form of Stock Purchase Agreement dated April 3, 2006 among Energy Venture, as buyer, and each of the named selling stockholders of ABC Funding, Inc., as executed by Energy Venture as of April 17, 2006.


                               Page 8 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2006

                                              ENERGY VENURE, INC.


                                              By: /s/  Alan Gaines
                                                  ------------------------------
                                                  Name:  Alan Gaines
                                                  Title: Chief Executive Officer


                                              /s/ Alan Gaines
                                              ----------------------------------
                                              ALAN GAINES


                                              /s/ Steve Barrenechea
                                              ----------------------------------
                                              STEVE Barrenechea


                               Page 9 of 9 Pages